Exhibit 99.1

SCOPIA CAPITAL MANAGEMENT LP

152 West 57th Street, 33rd Floor

New York, New York 10019

July 14, 2022

BY EMAIL AND OVERNIGHT MAIL

Verra Mobility Corporation

1150 N. Alma School Road

Mesa, Arizona 85201

Attn:	Board of Directors

Dear Members of the Board:

Scopia Capital Management LP (together with its affiliates, “Scopia” or “we”) is the beneficial owner of 8,295,314 shares of Verra Mobility Corporation (“VRRM” or the “Company”), representing approximately 5.3% of the Company’s outstanding common stock, having held shares since April 2020. As long-term value investors, we admire the strength and market positioning of VRRM’s businesses and support its strategic growth objectives. However, we are increasingly frustrated by VRRM’s valuation, which we believe severely understates its intrinsic value, and its stock price, which is virtually unchanged over three years despite significant growth and improvement in the business. Part of this disconnect may be attributed to fixable communication and governance challenges, but we are becoming increasingly concerned that VRRM may never be able to achieve fair value without seeking strategic alternatives.

We extensively analyzed VRRM’s operations and are impressed with the Company’s momentum and its strong earnings power that we believe is underappreciated by the investment community. There are many things that we believe make VRRM an attractive investment. It is a leader in the smart transportation space, supporting long-term ESG initiatives through two strong businesses with highly differentiated platforms, robust market shares, powerful industry tailwinds and meaningful expansion opportunities. It has an extremely strong financial profile with over 90% recurring revenue, a ~20% 5-year organic service revenue CAGR, ~45-50% EBITDA margins, durable competitive moats, low capital intensity and strong free cash flow generation.

The Commercial Services business operates the sole nationwide tolling, title and registration solution for rental car companies and managing violations for commercial fleets. It has 90%+ market share, high barriers to entry and impressive 60%+ EBITDA margins. There are a number of underlying secular trends which should support revenue growth over the medium term including increased cashless tolling, increased toll road demand (especially in light of the new infrastructure bill), congestion pricing, a shift towards personal vehicles from public transportation and increased transponder take rates. In addition, we believe VRRM has the experience and relationships to successfully expand into Europe, which today is a nascent business with negligible revenue but has a potential Total Addressable Market (TAM) similar to the United States. Further, we believe the business proved its resiliency with the way it navigated the Covid-19 crisis. With one rental car customer going bankrupt and the whole space in dire circumstances, VRRM remained cash flow positive with over 50% EBITDA margins. Now, its 1Q22 revenues have rebounded above 2019 levels ($289 million of TTM Service revenues), despite volumes still having a fair amount of recovery ahead as the business continues to benefit from the secular tailwinds outlined above.

The Government Solutions business also has significant market share operating nearly 9,000 speed, red light, school bus and bus lane automated enforcement safety cameras. We believe there are meaningful geographic expansion opportunities and an increasing focus on school speed zones and school bus cameras that should generate more than the Company’s low-to-mid single digit growth targets. In fact, the business is currently running 119% above its 2019 revenue levels with additional upside opportunities. New York City is installing additional automated enforcement cameras that raise the recurring service revenue, CrossingGuard has won contracts to install cameras on 6,500 buses and the integration of Redflex should further boost VRRM’s growth potential domestically and internationally. Further upside can also come from the Federal Infrastructure bill that allocated $2.7 billion to increase traffic safety with specific subsidies earmarked for school bus cameras and other automated traffic enforcement cameras.

We are also supportive of the recent T2 acquisition as it is a high-quality business with revenue synergies that will help to diversify VRRM further into the “Smart City/Mobility” space. The business operates smart parking operations for universities and small municipalities with ~80% SaaS/Subscription and ~20% hardware revenues. We believe VRRM can leverage its relationships with its 150 municipality customers to accelerate growth.

Typically, companies with VRRM’s high-quality business characteristics, financial results and outlook garner a valuation premium. Instead, the Company trades at a material discount to peers. We believe VRRM will have at least $1.25/share of earnings power by 2023 meaning the Company is trading at ~12x ’23 earnings (vs. Proxy Peer Median ~21x, Payments Peer Median ~19x, see appendix). Sell-side analysts agree with the fact that VRRM is undervalued with the average target price set at nearly $20.00.1 Using an average peer 20x multiple (despite VRRM’s higher quality business characteristics), the implied share price would be at least $25, which represents over 60% upside from current levels.

1 Per Bloomberg.

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Historically, we believe VRRM’s valuation disconnect and lackluster stock price could be attributed at least in part to governance concerns, communication miscues and more recently the impact of Covid. As Covid receded, the overhang of Platinum Equity’s control and selling was removed and the Company committed to laying out a long-term strategic roadmap at the upcoming investor day, we were hopeful 2022 would be the clean year that had eluded VRRM and that the valuation gap would finally narrow. We are not alone in our view that 2022 is a ‘put-up-or-shut-up’ year for the Company, as was voiced by Keith Housum, Northcoast Research Analyst in his May 3rd report titled “VRRM: This is the Make or Break Year.”

Obviously, we were extremely disappointed when the Company managed to snatch defeat from the jaws of victory once again when accounting issues and a lack of internal controls delayed the 2021 10-K filing, postponed the March investor day and exposed shareholders to a potentially catastrophic default and acceleration of the Company’s debt. To add insult to injury, this self-inflicted wound overshadowed both strong 4Q21 results and FY22 guidance.

Although VRRM’s stock has recovered from the lows it hit as the debt default loomed, we are halfway through the year and the Company has not made meaningful progress in closing the valuation gap despite strong year-end results and guidance, strong 1Q22 results which included continued outperformance, the long-term renewal of a large commercial customer, a $125 million buyback announcement and raised FY22 guidance to the high-end of the range with the potential that it would be further raised in 2Q22.

While we are looking forward to the upcoming July investor day and hope it will be a catalyst for the stock, we believe it is important for the Board to recognize that the Company is running out of chances. We are fast approaching the point where a review of strategic alternatives may be necessary to evaluate a potential strategic sale, leveraged buyout, split-up of the businesses, etc. We suspect the answer may be a sale process, in whole or parts, but we are open to the pursuit of any potential solution to achieve fair value. It is incumbent upon the Board to have the same mentality.

We are rooting for VRRM to become fairly valued in the public markets, but we and other investors are losing faith given the self-inflicted issues that are ever present. We want to emphasize our continuing desire to work together in a constructive manner. We are hopeful that by making these concerns public, the Board can find the conviction and creativity to take the steps necessary to maximize shareholder value.

We look forward to an opportunity to further discuss the contents of this letter and our concerns with the Board or a subset thereof in the near future. Please let us know the Board’s willingness and availability to engage in such discussions.

Best Regards,

/s/ Jerome Lande

Jerome Lande
Scopia Capital Management LP

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APPENDIX 1

Proxy and Payments Peer Multiple Valuations

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